SEC EDGAR Submission Header Summary

Submission Type	**8-K**
Exchange	**NYSE**
Sub Filer Id	**0000720005**
Sub Filer Ccc	**sjm2a$jw**
Item Ids	**2.02**
	7.01
	9.01
Reporting Period	**01-23-2007**
Global Enclosed File Count	**3**
Internet Address	**doug.krueger@raymondjames.com**
	nancy.rice@raymondjames.com

Documents

8-K	**k8012307.htm**
	Raymond James Financial, Inc. First Quarter Results
EX-99.1	**earningsrelease.htm**
	RJF 2007 First Quarter Results - Earning Release
GRAPHIC	**logo.jpg**
	RJF Earnings Release

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubFiler_filerId_">
      <value>0000720005</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>sjm2a$jw</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>2.02</value>
    </field>
    <field sid="SubItem_itemId_1">
      <value>7.01</value>
    </field>
    <field sid="SubItem_itemId_2">
      <value>9.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>01-23-2007</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>3</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>k8012307.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>Raymond James Financial, Inc. First Quarter Results</value>
    </field>
    <data sid="data1">
      <filename>k8012307.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>earningsrelease.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-99.1</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>RJF 2007 First Quarter Results - Earning Release</value>
    </field>
    <data sid="data2">
      <filename>earningsrelease.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_3">
      <value>logo.jpg</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_3">
      <value>GRAPHIC</value>
    </combobox>
    <field sid="SubDocument_description_3">
      <value>RJF Earnings Release</value>
    </field>
    <data sid="data3">
      <filename>logo.jpg</filename>
      <mimedata>
      </mimedata>
    </data>
  </page>
  <page sid="PAGE3">
```

```
      <field sid="SubInternet_internetAddress_">
        <value>doug.krueger@raymondjames.com</value>
      </field>
      <field sid="SubInternet_internetAddress_1">
        <value>nancy.rice@raymondjames.com</value>
      </field>
      <check sid="SubFlag_overrideInternetFlag_">
        <value>off</value>
      </check>
    </page>
    <page sid="PAGE4">
    </page>
    <page sid="PAGE6">
    </page>
    <page sid="PAGE7">
    </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 and 15(d) of the
Securities Exchange Act of l934

January 23, 2007
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33702
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On January 23, 2007, Raymond James Financial, Inc. issued a press release disclosing first quarter results for period ended December 31, 2006. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein. The press release includes instructions as to how and when to access the Company's complementary quarterly conference call that will be available to all interested persons telephonically and by webcast through the Company's website.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates them by reference.

Item 7.01 Regulation FD Disclosure

On January 23, 2007, the Company issued the press release referred to under Item 2.02 providing previously non-public information consisting of forward-looking statements relating to the Company's business and results of operations.

Item 9.01 Financial Statements and Exhibits

(d) The following are filed as exhibits to this report:

Exhibit No.

99.1 Press release dated January 23, 2007 issued by Raymond James Financial, Inc.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: January 23, 2007

By: /s/ Thomas A. James
        Thomas A. James
        Chairman and Chief Executive Officer

By: /s/ Jeffrey P. Julien
        Jeffrey P. Julien
        Senior Vice President - Finance
        and Chief Financial Officer

Exhibit 99.1



Release No. 0107-18   FOR IMMEDIATE RELEASE

January 23, 2007

RAYMOND JAMES FINANCIAL, INC.
ANNOUNCES FIRST QUARTER RESULTS

     ST. PETERSBURG, Fla. - Raymond James Financial, Inc. today reported a 32 percent increase over the prior year's quarterly unaudited net income to $59,395,000, or $0.50 per diluted share, for the first quarter ended December 31, 2006. In comparison, the firm earned $45,109,000, or $0.40 per diluted share, for fiscal 2006's first quarter. Net revenues increased 15 percent to $603,900,000, while gross revenues grew 23 percent to $709,629,000.

     "Favorable conditions in the equity markets extended into fiscal 2007, generating robust growth in all domestic market segments in the December quarter. The Private Client Group set the tone as pre-tax income surged 47 percent as commissions and fees experienced healthy increases. Although investment banking revenues attained a new record for the first quarter as a result of vibrant merger and acquisition fee revenues, continuing lackluster fixed income results conjoined with languid equity institutional commissions depressed Capital Markets net income. On the other hand, Raymond James Bank doubled its pre-tax net income and the Asset Management Group attained a 34 percent increase in pre-tax income based on an expanding asset base, which reached $33.9 billion on December 31, 2006," stated Chairman and CEO Thomas A. James.

     "Fueled by growth in Raymond James Bank and increases in cash balances in the broker-dealers, net interest achieved a new record quarterly contribution of $52.5 million. In addition, favorable adjustments in bonus accruals impacted the quarter by about $10 million or $3 million more than last year, but won't be a contributing factor in the remaining quarters," he continued.

     "While market conditions are still buoyant, lower corporate earnings growth combined with continuing restrictive monetary policy may delimit our ability to maintain our recent rate of profit expansion."

-more-

The company will conduct its quarterly conference call January 24 at 4:15 p.m. EST. The telephone number is 800-773-5520. The call will also be available on demand on the company's Web site, raymondjames.com, under "About Our Company," "Financial Results and SEC Filings." The subjects to be covered may also include forward-looking information. Questions may be posed to management by participants on the call, and in response the company may disclose additional material information.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd., have more than 4,600 financial advisors serving approximately 1.6 million accounts in 2,200 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $193 billion, of which $33.9 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding economic conditions, management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2006 annual report on Form 10-K, which is available on raymondjames.com and sec.gov.

-more-

Raymond James Financial, Inc.

Raymond James Financial, Inc.
Unaudited Report
For the first quarter ended December 31, 2006
(all data in thousands, expect per-share earnings)

	First Quarter		
	2007	2006	% Change
Gross revenues	$ 709,629	$ 575,347	23%
Net revenues	603,900	526,536	15%
Net income	59,395	45,109	32%
Net income per share - diluted	$ 0.50	$ 0.40	25%
Weighted average common and common			
equivalent shares outstanding - diluted	117,893	113,636	4%

Balance Sheet Data

	December 2006	September 2006	June 2006	December 2005
Total assets	$ 12.3 bil.	$ 11.5 bil.	$ 10.8 bil.	$ 9.1 bil.
Shareholders' equity	$1,529 mil.	$1,464 mil.	$1,444 mil.	$1,316 mil.
Book value per share	$13.28	$12.83	$12.40	$11.41

Management Data
Quarter Ended

	December 2006	September 2006	June 2006	December 2005
Total financial advisors:				
United States	4,356	4,446	4,529	4,544
Canada	331	326	323	311
# Lead managed/co-managed:				
Corporate public offerings in U.S.	27	22	27	27
Corporate public offerings in Canada	2	3	7	14
Financial assets under management	$33.9 bil.	$31.8 bil.	$31.6 bil.	$28.1 bil.

- more -

Raymond James Financial, Inc.

	December 2006	September 2006	June 2006	December 2005
Client Assets	$ 193 bil.	$ 182 bil.	$ 169 bil.	$ 156 bil.
Client Margin Balances	$1,391 mil.	$1,363 mil.	$1,405 mil.	$1,293 mil.

	Three Months Ended	
	December 31, 2006	December 31, 2005
	(000's)	
Revenues:		
Private Client Group	$ 449,133	$ 375,745
Capital Markets	117,551	106,604
Asset Management	58,147	46,950
RJBank	50,402	17,854
Emerging Markets	11,797	13,809
Stock Loan/Borrow	15,059	11,616
Other	7,540	2,769
Total	$ 709,629	$ 575,347
Income Before Provision for Income Taxes:		
Private Client Group	$ 54,010	$ 36,811
Capital Markets	13,811	14,575
Asset Management	14,755	11,014
RJBank	6,439	3,201
Emerging Markets	936	2,210
Stock Loan/Borrow	196	2,224
Other	3,619	1,300
Pre-tax Income	$ 93,766	$ 71,335

- more -

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)
Quarter-to-Date

(in thousands, except per share amounts)

| | *Three Months Ended* | | | | |
	Dec. 31, 2006	Dec. 31, 2005	% Change	Sept. 30, 2006	% Change
Revenues:					
Securities commissions and fees	$400,865	$366,476	9%	$375,425	7%
Investment banking	41,839	29,714	41%	45,953	(9%)
Investment advisory fees	50,136	42,746	17%	46,763	7%
Interest	158,224	88,050	80%	149,449	6%
Net trading profits	6,293	5,857	7%	7,439	(15%)
Financial service fees	29,966	23,052	30%	29,549	1%
Other	22,306	19,452	15%	34,657	(36%)
Total Revenues	709,629	575,347	23%	689,235	3%
Interest Expense	105,729	48,811	117%	102,154	3%
Net Revenues	603,900	526,536	15%	587,081	3%
Non-Interest Expenses:					
Compensation, commissions and benefits	408,509	366,619	11%	405,549	1%
Communications and information processing	25,974	24,596	6%	26,424	(2%)
Occupancy and equipment costs	20,150	17,402	16%	18,380	10%
Clearance and floor brokerage	7,536	5,766	31%	8,722	(14%)
Business development	21,762	17,131	27%	19,971	9%
Other	29,178	24,202	21%	30,541	(4%)
Total Non-Interest Expenses	513,109	455,716	13%	509,587	1%
Minority Interest	(2,975)	(515)	(478%)	(1,425)	(109%)
Income before provision for income taxes	93,766	71,335	31%	78,919	19%
Provision for income taxes	34,371	26,226	31%	27,991	23%
Net Income	**$ 59,395**	**$ 45,109**	32%	**$ 50,928**	17%
Net Income per share-basic	**$ 0.52**	**$ 0.41**	27%	**$ 0.45**	15%
Net Income per share-diluted	**$ 0.50**	**$ 0.40**	25%	**$ 0.44**	14%
Weighted average common shares outstanding-basic	**114,339**	**111,501**		**113,812**	
Weighted average common and common equivalent shares outstanding-diluted	**117,893**	**113,636**		**117,072**	

- 30 -

For more information, please contact Tracey Bustamante at 727-567-2824.
Please visit the Raymond James Press Center at **raymondjames.com/media**.